Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Post-Effective Amendment No. 1 to Form S-3 No. 333-188872) and related Prospectus of Nationstar Mortgage Holdings Inc. for the registration of debt securities, common stock, preferred stock, and warrants and to the incorporation by reference therein of our reports dated February 27, 2014, with respect to the consolidated financial statements of Nationstar Mortgage Holdings Inc., and the effectiveness of internal control over financial reporting of Nationstar Mortgage Holdings Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

February 27, 2015